


neoprobe

Corp

2002 Annual Report

Financial Highlights

(Amounts in thousands, except per share data)	Years Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Revenue	$ 4,921	$ 8,192	$ 10,230	$ 9,571	$ 5,833
Operating expenses	5,563	4,154	3,904	10,119	32,897
Net (loss) income	(2,964)	15	1,840	(4,174)	(28,033)
Basic earnings per common share	(0.08)	0.00	0.04	(0.34)	(1.23)
	As of December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Total assets	$ 7,080	$ 11,329	$ 7,573	$ 10,323	$ 11,994
Stockholders' equity (deficit)	3,960	6,904	2,966	(139)	4,826

Contents

Letter to Stockholders

Dear Fellow Stockholders,

At the beginning of the year, we knew 2002 would be a challenging period for Neoprobe. As we look back on the year, we believe we met the challenges we had anticipated, as well as some we had not, and we made significant strides forward in preparing for the achievement of our long-term goals. We believe Neoprobe has emerged from 2002 a more efficient, cost-effective, and strategically focused company poised for near-term and long-term success and growth. Following are some of the key milestones that were achieved during 2002:

- Completed development and commenced clinical evaluation of a first-generation Cardiosonix product
- Completed and reported favorable clinical results from Phase I clinical study in breast cancer with Lymphoseek™
- Received notice of allowance of the first U.S. patent covering the core of the Cardiosonix ADBF™ technology
- Reported positive results from the clinical evaluations of the first-generation Cardiosonix product in neurosurgery intensive care
- Launched a laparoscopic version of our gamma detection probe
- Received satisfactory assessments of the quality programs of Neoprobe and Cardiosonix by their respective Notified Bodies resulting in quality certifications for both organizations to applicable international standards and regulations for medical devices
- Commenced shipment of a second-generation blood flow product, the Quantix/ND™, to distributors in Europe

With our acquisition of Cardiosonix, we embarked upon a product diversification strategy intended to broaden the breadth of our revenue potential and to enhance our long-term profitability. As we expected, the near term effect of the acquisition and associated product development costs took us into an operating loss position for 2002 after two years of operating profits. However, through control of corporate expenses not related to the development expenditures associated with the Cardiosonix products, we were able to achieve operating results for 2002 that were nearly 20% better than the $3.5 million loss we had forecast.

One of the initial challenges we faced occurred at the beginning of the year in the form of a decline in revenue from our gamma detection device business. We believe the revenue decline was caused primarily by two particular circumstances. First, the structure of our primary gamma device distribution agreement required our partner to purchase a minimum amount of our products during the first three years of the agreement. By the beginning of 2002, the distributor had fulfilled a significant portion of their commitment and was in an overstocked position. In addition, during the first six months of 2002, the distributor experienced some significant changes in the composition of its sales force that led to a decline in product placements during the personnel transition period. As a result of both factors, we saw the level of our gamma device sales to the distributor decline during the first nine months of 2002.

Neoprobe believes that the effects of these factors have run their course. By the fourth quarter of 2002, the distributor's sales force transition was completed and end customer sales to hospitals and outpatient surgical suites returned to historical levels. In addition, Neoprobe's gamma detection devices continued to command premium marketplace pricing, which contributed positively to our fourth quarter results. During 2002, our distribution partner also began to see greater success in promoting an extended warranty program for our gamma detection devices. The combined effect of premium pricing and warranty sales contributed positively to income and cash flow for 2002.

During 2002, we continued to devote resources to the expansion of the gamma surgery product portfolio including both device and drug development activities. Our efforts were successful in a number of aspects. During the second half of 2002, the laparoscopic version of our gamma detection probe received regulatory clearances to market in the United States and Europe and we began commercial shipments to our partner for distribution in these markets. We believe the laparoscopic probe has the potential to permit the application of sentinel lymph node mapping in minimally invasive surgeries and to facilitate the application of the technology in additional cancers such as gastric and lung. Clinical investigators have begun evaluations with the product and our gamma detection device distributor has begun making sales contacts to support broader sales of the gamma device product line.

In addition, Neoprobe continued to work with researchers at the University of California, San Diego (UCSD) to continue the clinical evaluation of Lymphoseek, the proprietary compound developed by UCSD and licensed exclusively to Neoprobe. UCSD researchers received over $1 million in research grants from the National Institutes of Health and the Komen Breast Cancer Research Foundation, which funded the majority of the clinical research to date on Lymphoseek and limited the financial support needed from Neoprobe. The research grants permitted a Phase I evaluation of Lymphoseek to be completed in breast cancer patients and for a second clinical evaluation in melanoma patients to be initiated. The favorable Lymphoseek Phase I evaluation in breast cancer—which found that Lymphoseek showed equivalence and in some cases superiority to the colloid agents currently used in sentinel node mapping—were reported during presentations by the clinical researchers at the Society of Nuclear Medicine and at the World Sentinel Node Congress. The Phase I results encouraged the UCSD researchers and Neoprobe to begin a Phase II study in melanoma patients. The Phase II is underway and patient accrual should be concluded during the second quarter of this year. Neoprobe and UCSD have begun to evaluate Lymphoseek in animal studies with a laparoscopic version of Neoprobe's gamma detection system. In addition, the novelty of the Lymphoseek compound was recognized with the issuance of the United States patent covering the composition of the compound.

As we announced at the beginning of 2002, our major development efforts during the year were devoted to the commercialization of the Cardiosonix technology. The Cardiosonix research team has made significant progress in its development of the first Quantix blood flow measurement products. By the end of the first quarter, the initial formal clinical studies utilizing Cardiosonix' first generation product began at research institutions in Germany and Israel. During the second quarter, with the FDA clearance of this product, research studies began at two prestigious clinical sites in the United States. Initial findings from these studies were presented at an international meeting of neurosurgeons in June. At the meeting in Regensburg, Germany, researchers presented results demonstrating that Cardiosonix' non-invasive ADBF technology was able to provide comparable blood flow measurements as compared to measurements obtained with invasive techniques. Additional study presentations were made during 2002 that confirmed the initial findings and paved the way for the launch of the first Quantix product. The clinical researchers from the United States and Europe have a number of pending peer-review publications of their clinical experience with the Quantix/ND, which we believe will lead to the product's wider acceptance.

In November, we announced the first commercial shipments of the Quantix/ND to distributors in select markets in Europe. Since year-end 2002, we have completed additional distribution agreements for the Quantix/ND in Europe and Asia where the use of Doppler technology is widely accepted. The distributors are working with thought leader neurosurgeons in their respective markets to conduct additional clinical studies correlating the blood flow measurements obtained with the Quantix/ND to the treatment of neurosurgery patients. Since the Quantix/ND represents the first availability of measuring blood flow in the carotid arteries, the development of correlating information will be very important for the commercial success of the product. In addition, we are preparing to begin production of the Quantix/ND system in the United States that will permit the commercial launch of the product in this major market.

The heart of the Quantix product breakthrough was embodied in the first United States patent that we received notice of allowance in June and that was officially issued in January of 2003. This patent and the companion pending applications in the United States and Europe cover the methodology and process of the ADBF technology that is built into in all of the Quantix products. The ADBF technology permits blood flow to be calculated using the classic definition of flow by measuring both the velocity of the Doppler beams passing through the vessel and the diameter of the blood vessel. Prior to the development of the ADBF concept and the accompanying algorithms, competitive devices generally estimated one of these two critical parameters of flow measurement thereby providing an "estimate" of blood flow volume as opposed to the accurately calculated flow measurements obtained with the Quantix products.

The challenges of perfecting the ADBF concept were brought to the forefront for the Cardiosonix research team with the development and clinical evaluation of the Quantix/OR™. The Quantix/OR is designed to provide physicians with intraoperative blood flow measurement. The measurement of blood flow during cardiovascular surgery presents a chaotic environment that could not be fully appreciated until the Quantix/OR could be evaluated in an intraoperative setting. With the receipt of CE Mark clearance and related clearance from Israeli regulatory authorities, Cardiosonix began direct clinical evaluation of the Quantix/OR to supplement its laboratory experience. This clinical experience has resulted in further algorithm refinements that will be incorporated into the commercial version of the Quantix/OR. We expect that the development team will continue to make final refinements to the Quantix/OR during the second quarter of this year prior to the commercial launch of the Quantix/OR.

While the operating loss in 2002 may have been disappointing after two years of profitability, we remain convinced that our decision to expand our product portfolio through the development of the Quantix blood flow measurement product line was the right one. During 2003, we expect to continue to focus our development expenditures to maintain activities to support our blood flow and gamma surgery product initiatives. We will be asking you, our stockholders, to approve an increase in the authorized shares of our common stock in connection with this year's annual meeting. Our failure to obtain this approval last year accentuated some of the challenges we faced during 2002 by limiting our ability to raise the capital to support our ongoing development needs related to the Quantix and gamma surgery products. We believe gaining such approval this year is even more critical to our near-term and long-term success.

To that end, we have established the following goals for the coming year:

- Obtain stockholder approval to increase the number of authorized shares of common stock to support our development initiatives
- Launch the Quantix/ND in the United States in the second quarter of 2003
- Complete development refinements for the Quantix/OR to support a commercial launch in Europe and Asia in the second quarter of 2003
- Launch the Quantix/OR in the United States in the third quarter of 2003
- Complete the transfer of production of the Quantix products to a contract manufacturer by the fourth quarter of 2003
- Analyze the results of the Lymphoseek Phase II melanoma trial and prepare for an IND meeting with the FDA during the third quarter of 2003
- Introduce an enhanced gamma detection device to the marketplace during the fourth quarter of 2003

We appreciate your continued support and we look forward to achieving our mission to assist physicians in meeting the medical needs of patients on a worldwide basis.

Sincerely,



Dr. Julius R. Krevans
Chairman of the Board



David C. Bupp
President and Chief Executive Officer

April 16, 2003

Overview of Our Business

From inception through the end of 2001, Neoprobe Corporation (Neoprobe or we) devoted substantially all of our efforts and resources to the research and clinical development of innovative systems for the intraoperative diagnosis and treatment of cancers. Following an evaluation of our business plan during early 2001, however, we determined that we needed to expand our product portfolio and consider synergistic products outside the cancer or oncology fields.

In December 2001, we acquired Biosonix Ltd., a private Israeli company limited by shares. In February 2002, Biosonix Ltd. changed its name to Cardiosonix Ltd. (Cardiosonix). Cardiosonix is developing and commercializing a unique line of blood flow measurement devices for a variety of diagnostic and surgical applications. The decision to expand beyond our product focus on oncology was based on our belief that the technology platform underlying the Cardiosonix line of products has tremendous market potential and has a number of commonalities with our gamma detection device product line. We intend to take advantage of those synergies in the development, regulation and manufacture of Cardiosonix' devices. We believe that the path of market adoption for the Cardiosonix devices will be similar to the path we have experienced with our gamma detection devices.

Although we have expanded our strategic focus to include blood flow medical devices, we intend to continue many of the strategies outlined in prior years related to the internal development of gamma detection medical devices and to continue promoting development of our other complementary technologies through strategic partnerships and alliances. Our primary goals are to maximize the market potential of Cardiosonix' blood flow products as leaders in the measurement of blood flow in both clinical and surgical settings to supplement our leadership position in the current intraoperative gamma detection market.

Our Technology

Gamma Detection Devices

Through 2002, substantially all of our revenue has been generated from the sale of a line of gamma radiation detection devices and related products used by surgeons in the diagnosis and treatment of cancer and related diseases. The U.S. Food and Drug Administration (U.S. FDA) and other international regulatory agencies have cleared our currently marketed line of gamma detection devices for marketing and commercial distribution throughout most major global commercial markets.

Our patented gamma detection devices consist of hand-held detector probes and a control unit. The detection device in the tip of the probe is a highly radiosensitive crystal that relays a signal through a preamplifier to the control unit to produce both a digital readout and an audible signal. The detector element fits into a housing approximately the size of a pocket flashlight. The neo2000® Gamma Detection System, originally released in 1998, is the third generation of our gamma detection systems. The neo2000 is designed as a platform for future growth of our instrument business. The neo2000 is software upgradeable and is designed to support future surgical targeting probes without the necessity of costly remanufacture. Since 1998, we have developed two software releases that are currently available for upgrade of customer units. We anticipate a third major release will be made available during the second quarter of 2003.

Surgeons are using our gamma detection systems in a surgical application referred to as sentinel lymph node biopsy (SLNB) or intraoperative lymphatic mapping (lymphatic mapping or ILM). ILM helps trace the lymphatic patterns in a cancer patient to evaluate potential tumor drainage and cancer spread in lymphatic tissue. The technique does not detect cancer; rather it helps surgeons identify the lymph node(s) to which a tumor is likely to drain and spread. The lymph node(s) (sometimes referred to as the "sentinel" node(s)) may provide critical information about the stage of a patient's disease. ILM begins when a patient is injected at the site of the main tumor with a commercially available radioactive tracing agent. The agent is intended to follow the same lymphatic flow as the cancer would if it had metastasized. The surgeon may then track the agent's path with a hand-held gamma-radiation-detection probe, thus following the potential avenues of metastases and identifying lymph nodes to be biopsied for evaluation and determination of cancer spread.

Overview of Our Business

Blood Flow Devices

Accurate blood flow measurement is required for various clinical needs, including:

- real-time monitoring;
- intra-operative quantification;
- non-invasive diagnostics; and
- evaluation of cardiac function.

Currently, the medical community has no simple, immediate, real-time means to quantify the adequacy of organ perfusion, that is, the direct measurement of blood flow into the organ. Devices do exist that visually show perfusion of a target organ. We are unaware, however, of any device that provides an accurate, real-time measurement of blood flow in as many applications without having to isolate target vessels or conduct other invasive procedures.

In addition, blood flow velocity measurements are often confused with volume blood flow. These two variables, however, are normally different parameters that respond differently to pathological conditions and provide different data. Blood flow velocity is used primarily for determining the existence of a stenosis (narrowing or obstruction) in the vascular surgery setting, while the applications of blood flow volume have potential impact across a much broader range of medical disciplines.

Cardiosonix is developing and commercializing the Quantix™ line of products that employ a unique and proprietary Angle-independent Doppler Blood Flow (ADBF™) technology that allows for blood flow volume and velocity readings. Most current applications of Doppler technology to blood flow measurement are angle-dependent and therefore more prone to estimation errors and potential inaccuracy. ADBF eliminates calculation estimation and permits real-time measurement of volume blood flow.

The ADBF technology utilizes a special application of the Doppler method through simultaneous projection of a combination of narrow beams with a known angle between them. Thus, based on trigonometric and Doppler considerations, the angle of insonation can be obtained, resulting in accurate, angle-independent blood flow velocity measurements that do not require the use of complicated, expensive imaging systems. In order to obtain high-resolution velocity profiles, the Quantix devices use a multi-gated pulse wave Doppler beam. With this method, specific sample volumes along the ultrasound beam can be separately evaluated, and the application of a flow/no flow criterion can be applied. The Cardiosonix technology applies a special use of digital Doppler technology, which with the digital signal processing power of the system allows hundreds of sample volumes to be sampled and processed simultaneously, thus providing high resolution velocity profiles for both angle and vascular diameter calculations, and subsequently volume blood flow measurements. At present, Cardiosonix has two products in the early stages of commercialization and one still in development that are designed to provide blood flow measurement and cardiac output information to physicians in cardiac/vascular surgery, neurosurgery and critical care settings.

Quantix/ND™ is designed to allow neurosurgeons and neurologists, as well as intensive care unit or emergency room physicians, to non-invasively measure carotid artery blood flow in a simple and real-time manner. Quantix/ND consists of a control unit and an angle-independent ultrasound probe that obtains signals directly from the carotid artery in a non-invasive manner. Quantix/ND is designed primarily for use in monitoring head trauma patients in neuro-intensive care units and emergency rooms. The Quantix/ND device, as well as its predecessor device, the FlowGuard™, has received CE mark regulatory clearance for marketing in the European Union (EU) as well as U.S. FDA 510(k) clearance for marketing in the United States. Neoprobe has begun commercial shipment of the Quantix/ND to distributors in Europe and Asia.

Quantix/OR™ is designed to permit cardiovascular surgeons and assisting physicians to obtain intraoperative volume blood flow readings in various targeted blood vessels within seconds. The system consists of an angle-independent ultrasound probe and digital numerical displays of blood flow rate.

Thus, the surgeon obtains immediate, real-time and quantitative readings while focused on the target vessel. Quantifying blood flow is crucial during anastomostic or other bypass graft procedures to determine adequate blood flow. While measurement is advisable whenever a blood vessel is exposed intra-operatively, generally this is not the current practice. The Quantix/OR device has received CE mark regulatory clearance for marketing in the EU and is pending U.S. FDA 510(k) clearance for marketing in the United States.

Quantix/TE™ is being designed as a transesophageal cardiac function monitor for measuring blood flow in the descending aorta in critical care settings. The system employs a special transesophageal catheter for quantitative assessment of blood flow in the descending aorta for cardiac output calculations. The system is designed for bedside use in intensive care settings. Cardiac output and function monitoring is essential in critical care and trauma patients. The procedure of transesophageal monitoring is a well-recognized clinical modality, particularly for echocardiography of the heart. Only highly invasive methods of cardiac output via thermodilution techniques are currently available, or indirect and non-invasive methods such as bio impedance with an unknown degree of clinical significance. The Quantix/TE is not currently cleared for commercial sale in any market.

Our strategy related to Cardiosonix products for 2003 has four primary objectives:

- to obtain regulatory clearance to market the Quantix/OR in the U.S.;
- to promote and expand the critical evaluation of the Quantix/ND and Quantix/OR with thought leaders in the neurosurgical and cardiac arenas;
- to secure and train additional marketing and distribution partners for key global markets for the Quantix/ND and Quantix/OR devices; and,
- to achieve commercial sales of Cardiosonix' Quantix products beyond demonstration unit sales which would demonstrate the initial market acceptance of the products.

We cannot assure you, however, that any of Cardiosonix' products will achieve additional regulatory clearance, or if cleared, that such products will achieve market acceptance.

The Lymphoseek™ Procedural Product

Our gamma detection devices are primarily capital in nature; as such, they generate revenue only on the initial sale. To complement the one-time revenue stream related to capital products, we are working on developing recurring revenue or "procedural" products that would generate revenue based on each procedure in which they were used. Our primary efforts in this area involve an exclusive worldwide license agreement with the University of California, San Diego (UCSD) for a proprietary compound we refer to as Lymphoseek. We believe Lymphoseek, if proven effective, could be used as a lymph node locating agent in ILM procedures. Neoprobe and UCSD completed pre-clinical evaluations of Lymphoseek in 2001 and completed a Phase I trial in the treatment of breast cancer in humans. The initial Phase I studies of Lymphoseek in breast cancer were funded through a research grant from the Susan G. Komen Breast Cancer Research Foundation. Preliminary results from the Phase I breast trial were presented at the Spring 2002 meeting of the Society of Nuclear Medicine.

A Phase II clinical trial in melanoma patients is underway and is expected to be completed during the second or third quarter of 2003. The Phase II melanoma trial is being funded through a research grant from the American College of Surgeons. Our discussions held to date with potential strategic partners to assist in the further development and commercialization of Lymphoseek have focused on gaining a better understanding of the regulatory approval process related to Lymphoseek. As such, following the completion of the Phase II melanoma trial, we intend to prepare for and request a meeting with the U.S. FDA to discuss the regulatory approval process and determine the objectives for the next clinical trial involving Lymphoseek. We cannot assure you, however, that any such products will achieve regulatory approval, or if approved, that such products will achieve market acceptance.

Overview of Our Business

The RIGS® Technology

Our radioimmunoguided surgery (RIGS) system is an investigational technology that combines our patented hand-held gamma radiation detection probe, proprietary disease-specific radiolabeled cancer targeting agents, and a patented surgical method to provide surgeons with real-time information to locate tumor deposits that may not be detectable by conventional methods, and to assist in more thorough removal of the cancer. Before surgery, a cancer patient is injected with one of the targeting agents, which circulates throughout the patient's body and binds specifically to cancer cell antigens or receptors. Concentrations of the targeting agent are then located during surgery by our gamma-detection instrument, which emits an audible tone to direct the surgeon to targeted tissue.

We conducted several clinical trials related to the first generation drug of our RIGS technology in past years, but were unsuccessful in gaining the necessary regulatory approvals. Since discontinuing internal development efforts in 1998, we have been working to secure a partner to assume financial and regulatory responsibility for the ongoing development of the RIGS technology. While we continue to be interested in obtaining a development partner, we have engaged an investment banking firm to help us sell or license our RIGS assets in the event a partner is not identified.

At this time, we cannot assure you that any potential development partner will have a continuing interest in developing the RIGS technology. In addition, should such a partner ultimately decide to move forward with development of a RIGS product and be able to reach a satisfactory agreement, we believe that it would take at least four to five years to complete development, regulatory and commercialization activities for a RIGS product. We cannot assure you, however, that we will be able to complete license or sales agreements with another development partner for the RIGS technology on terms acceptable to us, or at all. Also, we cannot assure you that the regulatory authorities will clear our RIGS products for marketing, or that any such products will be successfully introduced or achieve market acceptance.

Activated Cellular Therapy

We have performed early stage research on another technology platform, activated cellular therapy (ACT), based on work originally done in conjunction with the RIGS technology. ACT is intended to boost the patient's own immune system by removing lymph nodes identified during surgery and then, in a cell processing technique, activating and expanding "helper" T-cells found in the nodes. Within 10 to 14 days, the patient's own immune cells, activated and numbering more than 20 billion, are infused into the patient in an attempt to trigger a more effective immune response to the cancer.

During the second quarter of 2001, we announced a research collaboration with Aastrom Biosciences (Aastrom) intended to determine whether Aastrom's Replicell™ system would be able to duplicate cell expansion results experienced in previous Phase I clinical testing of our ACT technology for oncology. Unfortunately, we experienced delays in completing the evaluation in 2001 due to a lack of available tissue for testing purposes and since that time have not had the funding available to move the research forward. We engaged the same investment banking firm as we did for the RIGS technology to assist us in identifying parties to license or purchase the ACT technology. We do not know if a partner will be identified on a timely basis, on terms acceptable to us, or at all. We do not intend to fund any significant ACT-related research and development without a partner. We cannot assure you that any ACT products will be successfully developed, tested or licensed, or that any such products will gain market acceptance.

Management's Discussion and Analysis

Neoprobe is a biomedical technology company that provides innovative surgical and diagnostic products that enhance patient care by meeting the critical decision-making needs of healthcare professionals. Prior to the acquisition of Cardiosonix on December 31, 2001, our marketable products were limited to a line of gamma detection devices used in the surgical application of intraoperative lymphatic mapping. The acquisition of Cardiosonix significantly expanded the potential of our product offerings. Cardiosonix is in the process of developing and commercializing a unique line of proprietary blood flow monitoring devices for a variety of diagnostic and surgical applications. Cardiosonix has received marketing clearance for two of its products, Quantix/ND and Quantix/OR, in Europe and for the Quantix/ND in the U.S.

Neoprobe reported revenues for 2002 of $4.9 million compared to $8.2 million in the prior year. The decline in revenue in 2002 versus 2001 is the direct result of a decline in demand from our primary distributor, Ethicon Endo-Surgery, Inc. (EES), a Johnson and Johnson company. We attribute this decline in demand primarily to three factors: EES was overstocked of base neo2000 systems for most of 2002 and finally eliminated its overstock position by year end; a lack of success to date in placing our BlueTip® products with end users; and the timing of the reporting of results from multinational clinical trials regarding the use of ILM in breast cancer. Exact market penetration for our products is difficult to gauge, as there are no widely published use statistics on this specific type of device or the application of sentinel lymph node biopsy. We believe, based on anecdotal information, that the application of ILM has increased steadily over the past few years, but that the global adoption rate for lymphatic mapping may be slowing pending the outcome of major international trials in breast care. In 2000 and 2001, EES' end-customer device placements of our base gamma detection systems increased over the respective prior years. In 2002, the sales rate was relatively flat compared to the prior year. Although EES' minimum purchase commitments were fully satisfied by the end of 2002, we believe, based on EES' current committed and forecast demand, that 2003 demand may be as much as 25% - 30% higher than 2002 demand for base neo2000 systems. During the fourth quarter of 2002, EES experienced a return to historical levels of placements of our gamma detection equipment.

Neoprobe's overall gross profit for fiscal year 2002 improved to 52% of gross revenue as compared to 46% for fiscal year 2001. Our gross profit percentage increased over the prior year primarily due to our principal distribution partner's ability to maintain the premium pricing position of our gamma detection products in the marketplace. In addition, increases in revenue from extended warranty sales coupled with decreases in overhead associated with our continuing efforts to reduce our cost structure contributed to the improvement. Gross margins on net product sales were 30% of net sales in 2002, as compared to 35% of net product sales in 2001. The decline in gross margins was due to a $214,000 impairment charge we recorded during the third quarter of 2002 related to BlueTip probe-related inventory that we did not believe had ongoing value to the business. The impairment charge had a 7% negative effect on our gross margins for the year. Excluding the impairment charge, our gross margins for 2002 would have increased for the year due in large part to a recovery in the average prices EES received from end customers for gamma detection products. Our distribution agreement with EES provides for our transfer prices to be based on a percentage of the end-customer ASP they receive, subject to a floor transfer price. During the first three quarters of 2002, we recorded revenue based on the floor transfer price; however, during the fourth quarter, we negotiated final transfer prices for our 2002 sales to EES and recorded a positive adjustment to revenue of $193,000.

Results for 2002 also reflect the significant efforts made in the development of Cardiosonix' ADBF technology. Accordingly, our research and development costs for 2002 increased to $2.3 million compared to $948,000 in 2001. In addition, consolidated administrative expenses increased over the prior year with the absorption of market development and other overhead costs associated with Cardiosonix' operations.

We were able to achieve better than expected results for 2002 while continuing our development of the Cardiosonix blood flow measurement products. The development activities culminated with the shipment of the first Cardiosonix blood flow demonstration units to distributors in the fourth quarter.

Our major expense categories as a percentage of sales increased from 2001 to 2002 due in large part to the decline in overall sales between the two periods. Research and development expenses, as a percentage of sales, increased to 69% in 2002 from 14% in 2001 due also to the incremental development costs associated with the Quantix line of blood flow products. Selling, general and administrative expenses, as a percentage of sales, increased to 97% in 2002 from 34% in 2001 due largely to the decline in net sales but also due to the amortization of intangible assets and other general and administrative charges following our acquisition of Cardiosonix. We believe these major expense categories, as a percentage of sales, will decrease in 2003 as compared to 2002 due to anticipated increases in sales coupled with a lower overall cost structure for our gamma business; however, this decrease will depend greatly on our success in achieving commercial sales of our blood flow products.

Years ended December 31, 2002 and 2001

Net Sales and Margins. Net product sales, primarily of our gamma detection systems, decreased $3.4 million or 50% to $3.4 million in 2002 from $6.8 million in 2001. Gross margins on net product sales were 30% of net sales in 2002, as compared to 35% of net product sales in 2001. However, our gross margins on net sales for 2002 included an impairment charge of $214,000 we recorded during the third quarter related to BlueTip probe-related inventory that we did not believe had ongoing value to the business. The impairment charge had a 7% negative effect on our gross margins for the year. Excluding the impairment charge, our gross margins for 2002 would have increased for the year due in large part to a recovery in the average prices EES received from end customers for gamma detection products.

The decline in net product sales was the result of lower overall demand from EES for the base neo2000 gamma detection system (i.e., a 14mm probe and neo2000 control unit) during 2002 as compared to 2001. End-customer (i.e., hospital) demand for these base systems appears to have flattened in 2002 as compared to 2001. In addition, BlueTip probes did not achieve the end customer acceptance originally anticipated when EES' initial stocking orders were delivered in the first half of 2001, and as a result, EES notified us during the third quarter of 2002 of their intent to shift product sales emphasis to the 14mm probe and away from the BlueTip probes during 2003. The decline in demand below EES' original expectations for neo2000 systems and for BlueTip probes, coupled with purchases they were required to make under the terms of the distribution agreement, resulted in an overstock position for probes and control units at EES at the end of 2001 that was not corrected until the end of 2002. These factors resulted in a net decrease in probe sales (i.e., BlueTip probes and 14mm probes) of 71% during 2002 as compared to 2001. Our sales of control units were also affected by the decline in demand from EES, resulting in a net decrease of 39% in control unit sales volumes over the two periods.

The decline in gross margins on net product sales was almost entirely due to the obsolescence charge for $214,000 in BlueTip probe-related materials and finished goods inventory. The impairment charge had a 7% negative effect on our gross margins for the year. Excluding the impairment charge, our gross margins for 2002 would have increased for the year due in large part to a recovery in the average prices EES received from end customers for neo2000 systems.

License and Other Revenue. License and other revenue in 2002 and 2001 included $800,000 from the pro-rata recognition of license fees related to the distribution agreement with EES and $520,000 and $603,000, respectively, from the reimbursement by EES of certain product development costs. License and other revenue in 2002 also included $218,000 from EES' waiver of certain warranty costs due from us in exchange for a release from contractual minimum purchase requirements.

Research and Development Expenses. Research and development expenses increased $1.4 million or 145% to $2.3 million in 2002 from $948,000 in 2001. The increase is primarily due to product development efforts related to the Cardiosonix line of blood flow measurement products and $54,000 in gamma detection drug development costs, offset by lower compensation costs resulting from headcount reductions of gamma product line personnel in the third and fourth quarters of 2002.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $946,000 or 41% to $3.3 million in 2002 from $2.3 million in 2001. The increase was primarily a result of the general and administrative costs incurred in the operation and support of Cardiosonix, $360,000 in amortization of intangible assets related to the acquisition of Cardiosonix, increased consulting and professional services incurred related to Cardiosonix, the transfer of manufacturing of certain components of the neo2000 gamma detection system to a new contract manufacturer, and $138,000 in impairment of production equipment and intellectual property that we did not believe had ongoing value to the business. These increases were offset by decreases in certain overhead costs, such as compensation and warranty expenses.

Acquired In-Process Research and Development. In 2001, we recorded an $885,000 expense representing the portion of the purchase price of Cardiosonix that was allocated to in-process research and development (IPR&D) for the Quantix/OR product as estimated at the date of acquisition. Our original recording of the acquisition in 2001 also included recording the assets and liabilities acquired along with some contingent consideration related to the future achievement of a developmental milestone by Cardiosonix. We recorded the contingent consideration at December 31, 2001, based on the value of our common stock at that time. The contingent consideration we had recorded at the end of last year was re-valued at the date the milestone was achieved and the contingency satisfied. In reflecting the satisfaction of the contingency on our books, we adjusted the final purchase price paid for Cardiosonix according to generally accepted accounting principles. As a result, the $885,000 IPR&D charge recorded in 2001 was decreased by $28,000 in 2002.

Other Income. Other income decreased $341,000 or 92% to $28,000 during 2002 from $370,000 during 2001. Other income in 2002 consisted primarily of interest income. Our interest income decreased because we maintained a lower balance and received a lower interest rate on our cash and investments during 2002 as compared to 2001, consistent with marketplace activity over the two periods.

Other income during 2001 consisted primarily of a $238,000 refund of a portion of the limited guarantee that we made related to a loan made by a bank to our former subsidiary, Neoprobe (Israel) Ltd. (Neoprobe Israel). We had previously put cash on deposit with the bank as security for the limited guarantee. The full amount of the limited guarantee was written off in 1998 in conjunction with our decision to liquidate Neoprobe Israel, as we did not expect to receive any of the cash deposit back from the bank. In connection with the refunded cash deposit, the bank also granted us a general release from all obligations related to the loan.

Liquidity and Capital Resources

Operating Activities. Cash used in operations increased $2.7 million to $3.0 million in 2002 from $277,000 used in operations in 2001. Working capital decreased to $1.1 million at December 31, 2002, as compared to $4.1 million at December 31, 2001. The current ratio decreased to 1.6:1 at December 31, 2002 from 2.7:1 at December 31, 2001. The decrease in working capital was primarily related to cash used to fund development activities.

Cash balances decreased to $701,000 at December 31, 2002, from $4.3 million at December 31, 2001, primarily due to the requirements of supporting the operations of Cardiosonix and the decrease in net sales during 2002.

Accounts receivable increased to $746,000 at December 31, 2002 from $558,000 at December 31, 2001. We expect receivable levels to continue to fluctuate in 2003 depending on the timing of purchases and payments by EES.

Inventory levels decreased to $1.2 million at December 31, 2002, as compared to $1.4 million at December 31, 2001, primarily due to the write-off of $214,000 of inventory that we did not believe had ongoing value to the business and the use of certain long-lead gamma detection device components that were built up during 2001 to take advantage of quantity price breaks. These decreases were offset by the build-up of inventory of materials related to our blood flow products in preparation for market launch. During 2003, we will continue to work through our carryover stock of certain long-lead components of gamma detection materials. We expect inventory levels to increase during 2003 as the building of initial inventory of blood flow products offsets the use of these long-lead components.

Investing Activities. Cash used in investing activities increased to $315,000 in 2002 from $109,000 provided in 2001. During 2002, we invested in $2.5 million of available-for-sale securities, offset by sales and maturities of available-for-sale securities of $2.5 million. Capital expenditures in 2002 were primarily for purchases of production tools and equipment, product development equipment, and technology infrastructure. Capital expenditures in 2001 consisted primarily of technology infrastructure, production tooling, and loaner device upgrades. Capital needs for 2003 are expected to increase over 2002 to support blood flow product development and manufacturing activities, although it is our intent to initially outsource manufacturing of blood flow products as much as possible as is currently done for our gamma devices. We estimate that the additional costs to complete planned development activities, respond to initial customer feedback and support initial marketing efforts for our blood flow products for 2003 could approach $2 million.

Financing Activities. Financing activities used $256,000 in cash in 2002 versus $188,000 in 2001. During the second and third quarters of 2002, we drew a total of $2.0 million under a line of credit for working capital purposes that was fully paid off during the fourth quarter of 2002. Payments of notes payable were $62,000 higher during 2002 as compared to 2001 due to the increased cost of financed insurance.

On November 19, 2001, we entered into a common stock purchase agreement with an investment fund, Fusion Capital Fund II, LLC (Fusion) for the issuance and purchase of our common stock. Under the stock purchase agreement, Fusion committed to purchase up to $10 million of our common stock over a forty-month period that commenced in May 2002. The SEC declared a registration statement registering for resale up to 5 million shares of our common stock effective on April 15, 2002. Under the terms of the agreement we can request daily draw downs, subject to a daily base amount currently set at $12,500. The number of shares we are to issue to Fusion in return for that money will be based on the lower of (a) the closing sale price for our common stock on the day of the draw request or (b) the average of the three lowest closing sales prices for our common stock during a twelve-day period prior to the draw request. However, no shares may be sold to Fusion at lower than a floor price currently set at $0.30, but in no case below $0.20 without Fusion's prior consent. Upon execution of the common stock purchase agreement, we issued 449,438 shares of our common stock to Fusion as a commitment fee. Market conditions (i.e., share price) have effectively prohibited us from drawing funds under the Fusion facility during 2002, and in the absence of a change in those conditions, the Fusion facility is unlikely to be drawn on in the foreseeable future.

During February 2002, we entered into a line of credit facility with an investment management company. The facility provided for a maximum line of credit of $2.0 million and was fully collateralized by pledged cash and investments on deposit with the investment management company. The line of credit was paid in full and terminated in the fourth quarter of 2002.

During March 2003, we entered into a bridge loan agreement with our President and CEO, David Bupp. Under the terms of the agreement, Mr. Bupp will advance us $250,000. Interest will be payable on the note at 8.5%, payable monthly, and the note will be due on June 30, 2004. In consideration for the loan, we will issue Mr. Bupp 375,000 warrants to purchase our common stock at an exercise price based on the average market price of our common stock for the 30 days preceding the date of issuance.

During March 2003, we also entered into a bridge loan agreement with an outside investor for an additional $250,000. Under the terms of the agreement, interest will be payable at 9.5%, payable monthly, and the note will be due on June 30, 2004. In consideration for the loan, we will issue the investor 500,000 warrants to purchase our common stock at an exercise price based on the average market price of our common stock for the 30 days preceding the date of issuance. The notes are also convertible into common stock of the Company, beginning on July 1, 2003. Half of the principal will be convertible into common stock at a 15% discount to the 20-day average market price preceding the conversion, but in no case greater than a $0.20 ceiling conversion price or less than a $0.10 floor conversion price. The remaining half of the principal will also be convertible at a 15% discount to a 20-day average market price preceding the conversion, subject only to the $0.10 floor conversion price.

Our future liquidity and capital requirements will depend on a number of factors, including our ability to raise additional capital in a timely manner through additional investment, expanded market acceptance of our current products, our ability to commercialize new products such as our blood flow product line, our ability to monetize our investment in non-core technologies, our ability to obtain milestone or development funds from potential development and distribution partners, regulatory actions by the U.S. FDA and other international regulatory bodies, and intellectual property protection.

Throughout 2002, we made modifications to our operating plan and cut or delayed planned expenditures as a result of delays in our ability to obtain additional sources of financing. To this point, such changes and cuts have not had a significant impact on our ability to meet the operational milestones we set at the beginning of the year. Despite the bridge loans we entered into with Mr. Bupp and the outside investor, we continue to believe we will need to raise additional funds to ensure we can complete the commercialization of the Cardiosonix product line. We are in discussions with several potential financing sources; however, we cannot assure you that additional capital will be available on acceptable terms, if at all. If additional funding is not secured in the near future, we will have to further modify and/or significantly curtail our current strategic and operating plans. Any incremental equity-based financing would also likely require our stockholders to approve an increase in the number of authorized shares of our common stock that we can issue. However, our stockholders have failed to approve such a measure twice in the last five years and we cannot assure you that they will approve such a measure if proposed at this year's annual meeting. We cannot assure you that we will be able to achieve significant product revenues from our current or potential new products. In addition, we cannot assure you that we will achieve profitability again in the future.

New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We would also be required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on our financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 will require us to disclose information about our exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated. SFAS 146 will require us to disclose, for each reportable segment, the exit or disposal activity costs incurred in the period and the cumulative amount incurred, net of any changes in the liability, with an explanation of the reasons for the changes. SFAS 146 will also require us to disclose the total amount of costs expected to be incurred in connection with the exit or disposal activity. The new requirements are effective prospectively for exit and disposal activities initiated after December 31, 2002. We do not anticipate that adoption of SFAS 146 will have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*, an interpretation of FASB Statement Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

Outlook and Overview

This Overview and Outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Our financial performance is highly dependent on our ability to continue to generate income and cash flow from our gamma device product line and on our ability to successfully commercialize the blood flow products of our subsidiary, Cardiosonix. We cannot assure you, however, that we will achieve the volume of sales anticipated, or if achieved, that the margin on such sales will be adequate to produce positive operating cash flow. While we remain optimistic about the longer-term potential for our other proprietary technologies such as **Lymphoseek**, **RIGS** and ACT, these technologies are not anticipated to generate any significant revenue for us during 2003. We have tried unsuccessfully to identify development partners for **RIGS** and ACT over the past few years and as such, we have recently engaged an investment banker to assist us in selling or licensing the **RIGS** and ACT technologies.

We continue to assess our business plan and the challenges we face, including our future capital requirements. Although during March 2003 we entered into agreements for bridge financing loans for a total of $500,000 ($250,000 of which will be obtained from our President and CEO), we do not know if we will succeed in raising additional funds through further offerings of debt or equity. We believe our currently available financing, including the recent bridge loans, will be adequate to sustain operations through the end of 2003. However, our independent auditors have issued an opinion that indicates that they have substantial doubt about our ability to continue our business operations as a going concern. We believe that unless additional financing is arranged, we would likely have to make significant changes to our business plan during the third or fourth quarter of 2003 in order to sustain our operations into 2004. Such changes would likely delay the successful launch of our blood flow product line or force us to significantly curtail our blood flow operations, thus jeopardizing our future. We must achieve profitability starting in 2004 for our business model to succeed. Prior to accomplishing this goal, we believe that we will need to arrange an additional capital infusion of at least $1.5 million (including funds to pay off the $500,000 in bridge loans) in order to realize the goals in our current business plan. While such capital infusion could include financings under our share purchase agreement with Fusion Capital, current market prices preclude our use of that facility. We cannot assure you that subsequent additional capital infusions will be made available to us on a timely basis or that the additional capital that we require will be available on acceptable terms, if at all. The terms of a subsequent financing may involve a change of control and/or require stockholder approval. In order for additional financing to be available to us, we will likely need to receive stockholder approval of an increase in the number of authorized shares of our common stock. If such approval is not obtained, we will likely need to modify our business plan.
During 2002, we implemented a number of cost saving measures including workforce reductions of over 50% in our gamma product development and support staff during the third and fourth quarters of 2002. In addition, starting in August 2002, we began implementing voluntary salary deferments for our officers. In February 2003, the deferment of our President's salary was amended at his direction to decrease his salary by 40% for the remainder of his existing contract and Neoprobe's other officers accepted new employment agreements that defer 20% of their previous base salaries until our financial condition improves.

As of December 31, 2002, our cash on-hand was $701,000. During the fourth quarter of 2002, we used $479,000 in cash to fund our operations. We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. In addition, although we have no current plans to do so, we may be forced to consider strategic opportunities such as a merger or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such strategic opportunity, and we cannot assure you that additional capital will be available to us on acceptable terms, or at all. If additional financing is not available when required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, we may be unable to continue our operations at current levels, or at all.

We cannot assure you that the additional capital we require will be available on acceptable terms, if at all. We cannot assure you that we will be able to successfully commercialize Cardiosonix' products or that we will achieve significant product revenues from our current or potential new products. In addition, we cannot assure you that we will achieve or sustain profitability in the future.

Our Outlook for our Gamma Detection Products

Numerous articles have been published in recent years in peer-reviewed journals on the topics of sentinel lymph node biopsy and ILM, and a number of thought leaders and cancer treatment institutions have recognized and embraced the technology as standard of care for melanoma and, in some cases, for breast cancer. However, as the melanoma market represents less than 10% of the breast care market, standard of care recognition related to breast care is much more important to us. Standard of care designation for breast cancer is most likely dependent on completion of several large multi-center clinical trials in the U.S. and abroad. Final data from these studies likely will not be presented for two to three years, at the earliest. However, we believe that the surgical community will continue to adopt the ILM application while the standard of care determination is still pending. We also believe the lymphatic targeting agent being developed by the University of California, San Diego (UCSD) for us, if it should become commercially available, could improve the adoption of ILM in future years.

Despite the lower than expected demand for our gamma detection products that we and our marketing and distribution partners experienced in 2002, we continue to be encouraged by the attention focused on ILM by the medical community at surgical conferences, especially related to investigations into other applications beyond melanoma and breast cancer. We believe the introduction of our laparoscopic probe will greatly assist surgeons in expanding into areas such as gastric and colon cancers. We also believe the market focus in all major global markets for hand-held gamma detection devices will continue to be among local/community hospitals, which typically lag behind leading research centers and major hospitals in adapting to new technologies. A slower than anticipated adoption rate may negatively impact our sales volumes, and therefore, revenues and net income in 2003. The contractual minimum purchase requirements from our 1999 distribution agreement with EES were met during the fourth quarter of 2002; however, we believe that EES' total purchases of base neo2000 systems for 2003 may be as much as 25% - 30% greater than 2002 based on their current forecast and the fact that their overstock position had been eliminated as of the end of 2002. We cannot assure you, however, that EES' sales will indeed increase and result in increased demand for our products.

In addition, under the terms of our marketing agreement with EES, the transfer prices we receive on product sales to EES are based on a percentage of their end-customer sales price, subject to a floor transfer price. To date, our products have commanded a price premium in most of the markets in which they are sold, which we believe is due to their superior performance and ease of use. While we continue to believe in the technical and user-friendly superiority of our products, competitors continue to innovate and we may lose market share as a result. A loss of market share would likely have a direct negative impact on net income. Although the end-customer average sales price (ASP) may decline due to external market pressures and competition, the percentage of ASP shared with us will not change again under the terms of the current distribution agreement. In addition, the price that we received during 2002 was only 11% above the floor pricing for base systems, so we believe there is little downside pricing risk associated with future sales of our gamma detection devices to EES.

EES has also reimbursed us for a flat amount per quarter ($125,000) related to research and development expenses incurred on EES' behalf. This flat reimbursement ended at the end of the third quarter of 2002. Since that time, we have performed development activities on behalf of EES that are being evaluated and reimbursed on a project-by-project basis. We currently expect one such project underway to be completed by mid-2003. We cannot assure you that we will be successful in negotiating additional reimbursement from EES covering product development at terms acceptable to us, or at all.

Despite the declines experienced in our gamma detection business line in 2002, we believe the anticipated increase in volumes, coupled with the reductions in our overhead structure, will result in our gamma business line being profitable in 2003.

Our Outlook for our Blood Flow Products

Our primary efforts concerning the Quantix products in 2003 will include significant continued development and product refinement, regulatory approval efforts, pre-commercialization market preparation, distribution, marketing and administrative support activities. During late 2002, we received regulatory approvals to market the Quantix/ND in the U.S. and the EU. We placed a small number of devices with two distributors covering three countries for their demonstration purposes. Since the end of 2002, we have received CE Mark clearance to market the Quantix/OR in the EU and have a 510(k) pending in the U.S. Currently, we have six distributors covering seven countries for the Quantix/ND and five distributors covering six countries for the Quantix/OR. We have not yet commenced commercial shipment of the Quantix/OR; however, we anticipate doing so in the near future. We are in active dialogue for marketing and distribution rights with a number of parties of varying sizes and with varying market expertise for additional markets including the U.S. The majority of the distributors signed up to date are in the EU and the Pacific Rim. We have not yet signed a distributor for the Quantix/ND or Quantix/OR covering the U.S. or other large European markets. Our goal in securing marketing and distribution partners is to first identify parties who possess appropriate expertise in marketing medical devices, preferably ultrasound or cardiac care devices, into our primary target markets, the cardiac care and neurosurgical markets. If possible, we will try to secure partners with broad global reach similar to the path we have followed for our gamma detection devices. If such a partner is not available for a given market or if a territory-specific partner has expertise that we believe outweighs the value of a global market reach, we will enter into territory-specific arrangements as necessary.

We anticipate spending a significant amount of time and effort in 2003 to bring the Cardiosonix blood flow products to a wider market. We will need to continue to train our distributors and work through them with thought leaders in the cardiac and neurosurgical fields to gain broader exposure to the advantages of our technology. We anticipate placing blood flow systems with industry thought leaders to obtain critical pre-commercialization feedback prior to widespread market launch. The market education process we envision will likely take some time to develop in the manner we desire. In addition, the sales cycle for medical devices such as our blood flow products is typically a four to six month cycle. As such, significant end customer sales, if they occur, will likely lag the signing of distribution arrangements. Our sales of blood flow products for the first two to three quarters of 2003 will likely consist primarily of demonstration units sold to distributors. As a result, we anticipate that the product development and market support costs we will incur in 2003 will be greater than the revenue we generate from the sales of blood flow devices. We expect a significant loss from our blood flow operations for 2003.

Summary

The strengthening of our gamma business portfolio coupled with the introduction of the Cardiosonix blood flow products should position Neoprobe to achieve long-term profitable operating performance beginning in late 2003 or early 2004. However, as we have previously stated, we are in critical need of additional capital in order to give us greater assurance that we will be able to fund the remaining research and market development activities associated with our blood flow line and to allow us to meet our business objectives in the timeframe we have set out in our business plan. Our future liquidity and capital requirements will depend on numerous factors, including the ability to raise additional capital in a timely manner through additional investment, a potential merger, or similar transaction, as well as expanded market acceptance of our current products, improvements in the costs and efficiency of our manufacturing processes, our ability to develop and commercialize new products, regulatory actions by the U.S. FDA and other international regulatory bodies, and intellectual property protection.

We anticipate generating a net profit from our gamma detection devices in 2003; however, we expect our overall operating and net results for 2003 to show a loss due to significant research and development, marketing and administrative support costs that are still required to commercialize our blood flow product line. Currently, we expect the loss for 2003 to be less than the loss incurred in 2002. However, this expectation is based to a large degree on our anticipation that we will achieve the necessary developmental and regulatory milestones necessary to achieve significant commercial sales of our Quantix/OR product in a timely manner. If we are unsuccessful in achieving significant commercial sales of the **Quantix/OR** product in 2003 or additional funding, our estimates and our business plan may need to be significantly modified or curtailed.

Depending on the success of our **Quantix** product line and the timing of new product development and regulatory approval cycles, we expect to achieve a small operating profit no earlier than mid-2004. However, we cannot assure you that our current or potential new products will be successfully commercialized or that we will achieve significant product revenues. In addition, we cannot assure you that we will achieve or sustain profitability in the future.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of our company. Our representatives and we may from time to time make written or verbal forward-looking statements, including statements contained in this report and other company filings with the SEC and in our reports to stockholders. Statements that relate to other than strictly historical facts, such as statements about our plans and strategies, expectations for future financial performance, new and existing products and technologies, and markets for our products are forward-looking statements within the meaning of the Act. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "will" and other similar expressions identify forward-looking statements. The forward-looking statements are and will be based on our then-current views and assumptions regarding future events and operating performance, and speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neoprobe Corporation and Subsidiary
Consolidated Statements of Operations

	Years Ended December 31,	
	2002	**2001**
Revenues:		
Net sales	$ 3,382,707	$ 6,764,320
License and other revenue	1,538,233	1,428,473
Total revenues	4,920,940	8,192,793
Cost of goods sold	2,351,169	4,390,722
Gross profit	2,569,771	3,802,071
Operating expenses:		
Research and development	2,323,710	948,483
Selling, general and administrative	3,267,361	2,321,115
Acquired in-process research and development	(28,368)	884,678
Total operating expenses	5,562,703	4,154,276
Loss from operations	(2,992,932)	(352,205)
Other income (expense):		
Interest income	74,257	127,657
Interest expense	(31,946)	(11,100)
Other	(13,830)	253,217
Total other income	28,481	369,774
Net (loss) income before income taxes	(2,964,451)	17,569
(Benefit from) provision for income taxes	(726)	2,616
Net (loss) income	$ (2,963,725)	$ 14,953
(Loss) income per common share:		
Basic	$ (0.08)	$ 0.00
Diluted	$ (0.08)	$ 0.00
Weighted average shares outstanding:		
Basic	36,045,196	25,899,499
Diluted	36,045,196	26,047,485

See accompanying notes to consolidated financial statements.

Neoprobe Corporation and Subsidiary
Consolidated Balance Sheets

ASSETS	As of December 31, 2002	2001
Current assets:		
Cash and cash equivalents	$ 700,525	$ 4,287,101
Accounts receivable, net	746,107	558,429
Inventory, net	1,191,918	1,430,908
Prepaid expenses and other	451,537	271,145
Total current assets	3,090,087	6,547,583
Property and equipment	2,346,445	2,171,788
Less accumulated depreciation and amortization	1,883,797	1,502,676
	462,648	669,112
Patents and trademarks	3,129,031	3,183,639
Non-compete agreements	584,516	603,880
Acquired technology	237,271	245,131
	3,950,818	4,032,650
Less accumulated amortization	584,490	122,697
	3,366,328	3,909,953
Other assets	160,778	202,258
Total assets	$ 7,079,841	$ 11,328,906

See accompanying notes to consolidated financial statements.

Neoprobe Corporation and Subsidiary
Consolidated Balance Sheets, continued

LIABILITIES AND STOCKHOLDERS' EQUITY	As of December 31, 2002	2001
Current liabilities:		
Notes payable to finance company	$ 172,381	$ 161,865
Capital lease obligation, current	14,683	12,914
Accrued liabilities	397,161	901,654
Accounts payable	432,140	489,688
Deferred revenue, current	933,860	877,843
Total current liabilities	1,950,225	2,443,964
Capital lease obligation	5,328	20,011
Deferred revenue	703,625	1,431,998
Contingent consideration for acquisition	288,053	453,602
Other liabilities	172,474	75,493
Total liabilities	3,119,705	4,425,068
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $.001 par value; 5,000,000 shares authorized at December 31, 2002 and 2001; none issued and outstanding (500,000 shares designated as Series A, $.001 par value, at December 31, 2002 and 2001; none outstanding)	-	-
Common stock; $.001 par value; 50,000,000 shares authorized; 36,502,183 shares issued and outstanding at December 31, 2002; 36,449,067 shares issued and outstanding at December 31, 2001	36,502	36,449
Additional paid-in capital	124,601,770	124,581,800
Accumulated deficit	(120,678,136)	(117,714,411)
Total stockholders' equity	3,960,136	6,903,838
Total liabilities and stockholders' equity	$ 7,079,841	$ 11,328,906

See accompanying notes to consolidated financial statements.

Neoprobe Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	26,264,103	$ 26,264	$ 120,668,639	$ (117,729,364)	$ 2,965,539
Exercise of employee stock options at $0.50 per share	1,667	2	832	-	834
Issued to 401(k) plan at $0.68	19,122	19	13,006	-	13,025
Issued warrants to investor relations firm	-	-	1,311	-	1,311
Issued commitment fee in connection with equity line of credit, net of costs	449,438	449	(45,315)	-	(44,866)
Issued in connection with acquisition, net of costs	9,714,737	9,715	3,943,327	-	3,953,042
Net income	-	-	-	14,953	14,953
Balance, December 31, 2001	36,449,067	36,449	124,581,800	(117,714,411)	6,903,838
Issued to 401(k) plan at $0.46	53,116	53	24,579	-	24,632
Issued warrants to investor relations firm	-	-	14,018	-	14,018
Registration costs paid in connection with equity line of credit	-	-	(24,418)	-	(24,418)
Registration costs paid in connection with acquisition of subsidiary	-	-	5,791	-	5,791
Net loss	-	-	-	(2,963,725)	(2,963,725)
Balance, December 31, 2002	36,502,183	$ 36,502	$ 124,601,770	$ (120,678,136)	$ 3,960,136

See accompanying notes to consolidated financial statements.

Neoprobe Corporation and Subsidiary
Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2002	2001
Cash flows from operating activities:		
Net (loss) income	$ (2,963,725)	$ 14,953
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation of property and equipment	402,878	399,241
Amortization of intangible assets	393,953	23,876
Provision for bad debts	28,751	13,313
Net loss on disposal and abandonment of assets	130,380	83,192
Acquired in-process research and development	(28,368)	884,678
Other	64,123	(33,630)
Change in operating assets and liabilities:		
Accounts receivable	(216,429)	(127,687)
Inventory	213,948	(570,558)
Prepaid expenses and other assets	65,628	9,550
Accrued liabilities and other liabilities	(377,512)	121,905
Accounts payable	(57,548)	(295,834)
Deferred revenue	(672,356)	(800,000)
Net cash used in operating activities	(3,016,277)	(277,001)
Cash flows from investing activities:		
Purchases of available-for-sale securities	(2,491,361)	-
Proceeds from sales of available-for-sale securities	1,687,305	-
Proceeds from maturities of available-for-sale securities	805,000	-
Purchases of property and equipment	(263,012)	(72,028)
Proceeds from sales of property and equipment	618	2,175
Patent and trademark costs	(29,256)	(16,985)
Subsidiary acquisition costs	(24,028)	-
Net cash acquired through acquisition of subsidiary	-	195,426
Net cash (used in) provided by investing activities	(314,734)	108,588
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	834
Payment of offering costs	(48,627)	(44,866)
Proceeds from line of credit	2,000,000	-
Payments under line of credit	(2,000,000)	-
Payment of notes payable	(194,024)	(132,442)
Payments under capital leases	(12,914)	(11,359)
Net cash used in financing activities	(255,565)	(187,833)
Net decrease in cash and cash equivalents	(3,586,576)	(356,246)
Cash and cash equivalents, beginning of year	4,287,101	4,643,347
Cash and cash equivalents, end of year	$ 700,525	$ 4,287,101

See accompanying notes to consolidated financial statements.

1. **Organization and Summary of Significant Accounting Policies:**

   a. **Organization and Nature of Operations:** Neoprobe Corporation (Neoprobe or we), a Delaware corporation, is engaged in the development and commercialization of innovative surgical and diagnostic products that enhance patient care by meeting the critical decision making needs of healthcare professionals. We currently manufacture two lines of medical devices: the first is a line of gamma radiation detection equipment used in the application of intraoperative lymphatic mapping (ILM), and the second is a line of blood flow monitoring devices for a variety of diagnostic and surgical applications.

   Our ILM products are marketed throughout most of the world through a distribution arrangement with Ethicon Endo-Surgery, Inc. (EES), a Johnson and Johnson company. For the years ended December 31, 2002 and 2001, 91% and 96% of net sales, respectively, were made to EES. The loss of this customer would have a significant adverse effect on our operating results.

   Our second product line, blood flow measurement devices, is in the early stages of commercialization. Our activity with this product line was initiated with our acquisition of Cardiosonix Ltd. (Cardiosonix, formerly Biosonix Ltd.), located in Ra'anana, Israel, on December 31, 2001.

   b. **Principles of Consolidation:** Our consolidated financial statements include the accounts of our company and our wholly owned subsidiary beginning December 31, 2001 (See Note 10(b).). All significant inter-company accounts were eliminated in consolidation for 2002 and 2001.

   c. **Fair Value of Financial Instruments:** The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      (1) Cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

      (2) Notes payable to finance company: The fair value of our debt is estimated by discounting the future cash flows at rates currently offered to us for similar debt instruments of comparable maturities by banks or finance companies. At December 31, 2002 and 2001, the carrying values of these instruments approximate fair value.

   d. **Cash and Cash Equivalents:** There were no cash equivalents at December 31, 2002 or 2001. None of the cash presented in the December 31, 2002 and 2001 balance sheets is pledged or restricted in any way.

   e. **Inventory:** All components of inventory are valued at the lower of cost (first-in, first-out) or market. We adjust inventory to market value when the net realizable value is lower than the carrying cost of the inventory. Market value is determined based on recent sales activity and margins achieved.

   The components of net inventory at December 31, 2002 and 2001 are as follows:

	2002	2001
Materials and component parts	$ 760,540	$ 807,393
Work in process	59,888	-
Finished goods	371,490	623,515
	$ 1,191,918	$ 1,430,908

   During 2002, we wrote off $214,000 of BlueTip® probe-related inventory that we did not believe had ongoing value to the business.

f. **Property and Equipment:** Property and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets ranging from 2 to 7 years, and includes amortization related to equipment under capital leases. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Property and equipment includes $51,000 of equipment under capital leases with accumulated amortization of $30,000 and $19,000 at December 31, 2002 and 2001, respectively. During 2002 and 2001, we recorded losses of $2,000 and $13,000, respectively, on the disposal of property and equipment. During 2002, we recorded general and administrative expenses of $71,000 related to the impairment of BlueTip probe production equipment that we did not believe had ongoing value to the business.

The major classes of property and equipment are as follows:

	2002	2001
Production machinery and equipment	$ 981,355	$ 818,047
Other machinery and equipment, primarily computers and research equipment	761,698	790,888
Furniture and fixtures	358,155	357,131
Leasehold improvements	121,808	105,166
Software	123,429	100,556
	$ 2,346,445	$ 2,171,788

g. **Intangible Assets:** Intangible assets consist primarily of patents and other acquired intangible assets. Intangible assets are stated at cost, less accumulated amortization. Patent costs are amortized using the straight-line method over the estimated useful lives of the patents of 15 to 20 years. Patent application costs are deferred pending the outcome of patent applications. Costs associated with unsuccessful patent applications and abandoned intellectual property are expensed when determined to have no recoverable value. Non-compete agreements and acquired technology are amortized using the straight-line method over their estimated useful lives of four years and seven years, respectively. We evaluate the potential alternative uses of all intangible assets, as well as the recoverability of the carrying values of intangible assets on a recurring basis. (See also Note 10(b) regarding purchase price adjustments made in 2002 affecting intangible assets acquired as a part of our acquisition of Cardiosonix.)

The major classes of intangible assets are as follows:

	December 31, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and trademarks	$ 3,129,031	$ 398,501	$ 3,183,639	$ 122,697
Non-compete agreements	584,516	150,970	603,880	-
Acquired technology	237,271	35,019	245,131	-
Total	$ 3,950,818	$ 584,490	$ 4,032,650	$ 122,697

During 2002 and 2001, we recorded general and administrative expenses of $462,000 and $94,000, respectively, of intangible asset amortization expense. Of those amounts, $68,000 and $70,000, respectively, related to the abandonment of gamma detection patents and patent applications that were deemed no longer recoverable or part of our ongoing business.

The estimated future amortization expenses for the next five fiscal years are as follows:

	Estimated Amortization Expense
For the year ended 12/31/2003	$ 454,180
For the year ended 12/31/2004	424,169
For the year ended 12/31/2005	420,144
For the year ended 12/31/2006	264,180
For the year ended 12/31/2007	232,852

h. **Revenue Recognition**

(1) **Product Sales:** We derive revenues primarily from sales of our medical devices. We recognize sales revenue when the products are shipped and the earnings process has been completed. Our customers have no right to return products purchased in the ordinary course of business.

Sales prices on gamma detection products sold to EES are subject to retroactive annual adjustment based on a fixed percentage of the actual sales prices achieved by EES on sales to end customers made during each fiscal year, subject to a minimum (i.e., floor) price. To the extent that we can reasonably estimate the end customer prices received by EES, we record sales to EES based upon these estimates. To the extent that we are not able to reasonably estimate end customer sales prices related to certain products sold to EES, we record revenue related to these product sales at the floor price provided for under our distribution agreement with EES.

We recognize revenue related to the sales of products to be used for demonstration units when products are shipped and the earnings process has been completed. Our distribution agreements do not permit return of demonstration units in the ordinary course of business nor do we have any performance obligations other than normal product warranty obligations. To the extent that the earnings process has not been completed, revenue is deferred.

(2) **Extended Warranty Revenue:** We derive revenues from the sale of extended warranties covering our medical devices over periods of one to four years. We recognize revenue from extended warranty sales on a pro-rata basis over the period covered by the extended warranty. Expenses related to the extended warranty are recorded when incurred.

(3) **Service Revenue:** We derive revenues from the repair and service of our medical devices that are in use beyond the term of the original twelve-month warranty and that are not covered by an extended warranty. We recognize revenue from repair and service activities once the activities are complete and the repaired or serviced device has been returned to the customer.

(4) **License Revenue:** We recognize license revenue in connection with our distribution agreement with EES on a straight-line basis over the five-year initial term of the agreement based on our obligations to provide ongoing support for the intellectual property being licensed such as patent maintenance and regulatory filings. As the license relates to intellectual property held or in-licensed by us, we incur no significant cost associated with the recognition of this revenue.

i. **Research and Development Costs:** All costs related to research and development are expensed as incurred.

j. **Income Taxes:** Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k. **Stock Option Plans:** At December 31, 2002, we have three stock-based employee compensation plans (See Note 8(a).). We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, in accounting for our stock options. As such, compensation expense is recorded on the date of grant and amortized over the period of service only if the current market price of the underlying stock exceeds the exercise price. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if compensation cost for our stock-based compensation plans had been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*:

	Years Ended December 31,	
	2002	2001
Net (loss) income, as reported	$ (2,963,725)	$ 14,953
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(279,161)	(299,820)
Pro forma net loss	$ (3,242,886)	$ (284,867)
(Loss) income per common share:		
As reported (basic and diluted)	$ (0.08)	$ 0.00
Pro forma (basic and diluted)	$ (0.09)	$ (0.01)

l. **Equity Issued to Non-Employees:** We account for equity instruments granted to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterpart's performance is complete or the date on which it is probable that performance will occur.

m. **Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

n. **Comprehensive Income (Loss):** We had no accumulated other comprehensive income (loss) activity during the years ended December 31, 2002 and 2001.

o. **Impairment or Disposal of Long-Lived Assets:** We account for long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

p. **Reclassification:** Certain prior years' amounts have been reclassified to conform to the 2002 presentation.

2. **Earnings Per Share:**

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the periods. Diluted earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the periods, adjusted for the effects of convertible securities, options and warrants, if dilutive.

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Basic Earnings Per Share	Diluted Earnings Per Share	Basic Earnings Per Share	Diluted Earnings Per Share
Outstanding shares	36,502,183	36,502,183	36,449,067	36,449,067
Effect of weighting changes In outstanding shares	(16,987)	(16,987)	(10,109,568)	(10,109,568)
Contingently issuable shares	(440,000)	(440,000)	(440,000)	(440,000)
Stock options	-	-	-	147,986
Adjusted shares	36,045,196	36,045,196	25,899,499	26,047,485

There is no difference in basic and diluted loss per share related to 2002. Basic and diluted loss per share for this period include 2,085,826 common shares that became issuable to Cardiosonix upon satisfaction of a certain developmental milestone event on December 30, 2002 (See Note 10(b).). The net loss per common share for 2002 excludes the number of common shares issuable upon exercise of outstanding stock options and warrants into our common stock since such inclusion would be anti-dilutive.

The following table summarizes options to purchase our common stock which were outstanding during the year ended December 31, 2001, but which were not included in the computation of diluted income per share because their effect was anti-dilutive.

Year Ended December 31, 2001	
Exercise Price	Options Outstanding
$ 0.60 - $ 1.25	393,169
$ 1.50 - $ 2.50	227,443
$ 3.25 - $ 6.00	145,871
$13.38 - $15.75	47,137
	813,620

3. **Accounts Receivable and Concentrations of Credit Risk:**

Accounts receivable at December 31, 2002 and 2001, net of allowance for doubtful accounts of $29,095 and $39,670, respectively, consist of the following:

	2002	2001
Trade	$ 623,213	$ 226,925
Other	122,894	334,204
	$ 746,107	$ 561,129

At December 31, 2002 and 2001, approximately 86% and 57%, respectively, of net accounts receivable are due from EES. We do not believe we are exposed to significant credit risk related to EES based on the overall financial strength and credit worthiness of the customer and its parent company. We believe that we have adequately addressed other credit risks in estimating the allowance for doubtful accounts.

We estimate an allowance for doubtful accounts based on a review and assessment of specific accounts receivable and write off accounts when deemed uncollectible. The activity in the allowance for doubtful accounts for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Allowance for doubtful accounts at beginning of year	$ 39,670	$ 26,357
Provision for bad debts	28,751	13,313
Write-offs charged against the allowance	(39,326)	-
Allowance for doubtful accounts at end of year	$ 29,095	$ 39,670

4. **Accrued Liabilities and Accounts Payable:**

Accrued liabilities at December 31, 2002 and 2001 consist of the following:

	2002	2001
Contracted services and other	$ 164,634	$ 494,416
Compensation	177,991	306,216
Warranty reserve	35,000	90,000
Inventory purchases	19,536	11,022
	$ 397,161	$ 901,654

Accounts payable at December 31, 2002 and 2001 consist of the following:

	2002	2001
Trade	$ 391,858	$ 359,608
Other	40,282	130,080
	$ 432,140	$ 489,688

5. **Product Warranty:**

We warrant our products against defects in design, materials, and workmanship generally for a period of one year from the date of sale to the end customer. Our accrual for warranty expenses is adjusted periodically to reflect actual experience. EES also reimburses us for a portion of warranty expense incurred based on end customer sales they make during a given fiscal year.

The activity in the warranty reserve account for the year ended December 31, 2002 is as follows:

	2002
Warranty reserve at beginning of year	$ 90,000
Provision for warranty claims and changes in reserve for warranties	31,043
Payments charged against the reserve	(86,043)
Warranty reserve at end of year	$ 35,000

6. **Line of Credit:**

During February 2002, we entered into a line of credit facility with an investment management company. The facility provided for a maximum line of credit of $2.0 million and was fully collateralized by pledged cash and investments on deposit with the investment management company. Availability under the facility was based on advance rates varying from 80% to 92% of the underlying available collateral. Outstanding amounts under the facility bore interest at LIBOR plus 175 basis points. The line of credit was fully paid off and the agreement was terminated in October 2002.

7. **Income Taxes:**

As of December 31, 2002, our net deferred tax assets in the U.S. were approximately $36.6 million. Approximately $31.4 million of the deferred tax assets relate principally to net operating loss carryforwards of approximately $92.4 million available to offset future taxable income, if any, through 2022. An additional $4.3 million relates to tax credit carryforwards (principally research and development) available to reduce future income tax liability after utilization of tax loss carryforwards, if any, through 2022. The remaining $860,000 relates to temporary differences between the carrying amount of assets and liabilities and their tax bases. Due to the uncertainty surrounding the realization of these favorable tax attributes in future tax returns, all of the net deferred tax assets have been fully offset by a valuation allowance at December 31, 2002.

As of December 31, 2002, Cardiosonix had net deferred tax assets in Israel of approximately $1.3 million, primarily related to net operating loss carryforwards of approximately $3.6 million available to offset future taxable income, if any. Under current Israeli tax law, net operating loss carryforwards do not expire. Due to the uncertainty surrounding the realization of these favorable tax attributes in future tax returns, all of the net deferred tax assets have been fully offset by a valuation allowance at December 31, 2002. Since a valuation allowance was recognized for the deferred tax asset for Cardiosonix' deductible temporary differences and operating loss carryforwards at the acquisition date, the tax benefits for those items that are first recognized (that is, by elimination of the valuation allowance) in financial statements after the acquisition date shall be applied (a) first to reduce to zero other noncurrent intangible assets related to the acquisition and (b) second to reduce income tax expense.

Under Sections 382 and 383 of the Internal Revenue Code (IRC) of 1986, as amended, the utilization of U.S. net operating loss and tax credit carryforwards may be limited under the change in stock ownership rules of the IRC. As a result of ownership changes as defined by Sections 382 and 383, which have occurred at various points in our history, we believe utilization of our net operating loss carryforwards and tax credit carryforwards may be limited under certain circumstances.

8. **Equity:**

a. **Stock Options:** At December 31, 2002, we have three stock-based compensation plans. Under the Amended and Restated Stock Option and Restricted Stock Purchase Plan (the Amended Plan), the 1996 Stock Incentive Plan (the 1996 Plan), and the 2002 Stock Incentive Plan (the 2002 Plan), we may grant incentive stock options, nonqualified stock options, and restricted stock awards to full-time employees, and nonqualified stock options and restricted awards may be granted to our consultants and agents. Total shares authorized under each plan are 2 million shares, 1.5 million shares and 3 million shares, respectively. Under all three plans, the exercise price of each option is greater than or equal to the closing market price of our common stock on the day prior to the date of the grant.

Options granted under the Amended Plan, the 1996 Plan and the 2002 Plan generally vest on an annual basis over three years. Outstanding options under the plans, if not exercised, generally expire ten years from their date of grant or 90 days from the date of an optionee's separation from employment with us.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for 2002 and 2001, respectively: average risk-free interest rates of 4.0% and 4.9%; expected average lives of three to four years for each of the years presented; no dividend rate for any year; and volatility of 145% for 2002 and 148% for 2001. The weighted average fair value of options granted in 2002 and 2001 was $0.36.

A summary of the status of stock options under our stock option plans as of December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,862,123	$ 0.81	1,635,273	$ 2.54
Granted	905,000	$ 0.42	715,000	$ 0.42
Forfeited	(449,398)	$ 0.57	(486,483)	$ 6.06
Exercised	-	-	(1,667)	$ 0.50
Outstanding at end of year	2,317,725	$ 0.70	1,862,123	$ 0.81

On July 5, 2001, the directors voluntarily forfeited 337,500 options, all of which were priced above $3.00 per share. Included in outstanding options as of December 31, 2002, are 100,000 options exercisable at an exercise price of $2.50 per share that vest on the meeting of certain company achievements.

The following table summarizes information about our stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2002	Weighted Average Exercise Price
$ 0.25 - $ 0.41	553,334	8 years	$ 0.41	178,335	$ 0.41
$ 0.42	720,000	9 years	$ 0.42	-	-
$ 0.50	501,668	7 years	$ 0.50	340,004	$ 0.50
$ 0.60 - $ 1.50	370,523	7 years	$ 1.04	330,524	$ 1.09
$ 2.50 - $ 5.63	172,200	2 years	$ 2.67	72,200	$ 2.92
	2,317,725	7 years	$ 0.70	921,063	$ 0.88

b. **Restricted Stock:** At December 31, 2002, we have 440,000 restricted shares issued and outstanding. All of the restricted shares granted vest on a change of control of our company as defined in the specific grant agreements. As a result, we have not recorded any deferred compensation due to the inability to assess the probability of the vesting event. Of the shares issued and outstanding, 75,000 also vest under certain conditions of termination separate from a change of control as defined in an officer's employment agreement (See Note 11(d) and Note 16.).

c. **Stock Warrants:** At December 31, 2002, there are 3.2 million warrants outstanding to purchase our common stock. The warrants are exercisable at prices ranging from $0.30 to $5.00 per share with a weighted average exercise price per share of $0.80. Three million of the warrants expire in January 2003, 50,000 expire in February 2004, 50,000 expire in June 2005, 25,000 expire in November 2005, and 25,000 expire in November 2006.

d. **Common Stock Reserved:** Shares of authorized common stock have been reserved for the exercise of all options and warrants outstanding.

e. **Common Stock Purchase Agreement:** On November 19, 2001, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, (Fusion) pursuant to which Fusion agreed to purchase up to $10 million of our common stock over a forty (40) month period that commenced in May 2002 and expires in October 2005.

Subject to the limitations and termination rights described below, we may require Fusion to purchase up to the daily base amount of $12,500 of our common stock at a purchase price based on the market price for our common stock. The obligation of Fusion to purchase each month is subject to customary conditions, all of which are outside the control of Fusion, as is our right to suspend purchases as described below.

The selling price per share is equal to the lowest of (a) the lowest sale price of our common stock on the day of submission of a purchase notice by Fusion; or (b) the average of the three lowest closing sale prices of our common stock during the 12 consecutive trading days prior to the date of submission of a purchase notice by Fusion. The selling price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction occurring during the 15 trading days in which the closing sale price is used to compute the purchase price.

If the closing sale price of our common stock is below the floor price of $0.30, Fusion shall not have the right or obligation to purchase shares. We may increase or decrease the floor price, but in no case may the floor price be set below $0.20 without Fusion's consent. We may, at any time, suspend purchases upon one day's written notice to Fusion.

Notwithstanding the foregoing, Fusion may not purchase shares of common stock under the stock purchase agreement if Fusion or its affiliates would beneficially own more than 4.9% of our then aggregate outstanding common stock immediately after the proposed purchases, unless increased to 9.9% based on our written agreement.

Under the terms of the stock purchase agreement, Fusion received 449,438 shares of our common stock representing half of the total commitment fee for the equity line. The remaining commitment shares are to be issued on a pro-rata basis if, and when, we draw on the equity line of credit. Market conditions (i.e., our low share price) have effectively prohibited us from drawing funds under the Fusion facility during 2002, and in the absence of a change in those conditions, the Fusion facility is unlikely to be drawn on in the foreseeable future.

9. Shareholder Rights Plan:

During July 1995, our board of directors adopted a shareholder rights plan. Under the plan, one "Right" is to be distributed for each share of common stock held by shareholders on the close of business on August 28, 1995. The Rights are exercisable only if a person and its affiliate commences a tender offer or exchange offer for 15% or more of our common stock, or if there is a public announcement that a person and its affiliate has acquired beneficial ownership of 15% or more of the common stock, and if we do not redeem the Rights during the specified redemption period. Initially, each Right, upon becoming exercisable, would entitle the holder to purchase from us one unit consisting of 1/100th of a share of Series A Junior Participating preferred stock at an exercise price of $35 (which is subject to adjustment). Once the Rights become exercisable, if any person, including its affiliate, acquires 15% or more of our common stock, each Right other than the Rights held by the acquiring person and its affiliate becomes a right to acquire common stock having a value equal to two times the exercise price of the Right. We are entitled to redeem the Rights for $0.01 per Right at any time prior to the expiration of the redemption period. The shareholder rights plan and the Rights will expire on August 28, 2005. The board of directors may amend the shareholder rights plan, from time to time, as considered necessary.

10. Segments and Subsidiary Information:

a. **Segments:** We own or have rights to intellectual property involving two primary types of medical device products, including gamma detection instruments currently used primarily in the application of ILM, and blood flow measurement devices.

The information in the following table is derived directly from each segments' internal financial reporting used for corporate management purposes. Selling, general and administrative costs and other income, including amortization, interest and other costs that relate primarily to corporate activity, are not currently allocated to the operating segments for financial reporting purposes.

($ amounts in thousands) *2002*	Gamma Detection	Blood Flow	Unallocated	Total
Net sales:				
United States[1]	$3,234	$ -	$ -	$ 3,234
International	90	59	-	149
License and other revenue	1,538	-	-	1,538
Research and development expenses	(974)	(1,350)	-	(2,324)
Selling, general and administrative expenses	-	-	(3,267)	(3,267)
Acquired in-process research and development	-	28	-	28
Income (loss) from operations[2]	1,554	(1,280)	(3,267)	(2,993)
Other income	-	-	28	28
Total assets, net of depreciation and amortization:				
United States	2,010	6	1,221	3,237
Cardiosonix Ltd.	-	3,843	-	3,843
Capital expenditures	61	119	83	263
2001				
Net sales				
United States[1]	$ 6,543	$ -	$ -	$ 6,543
International	221	-	-	221
License and other revenue	1,428	-	-	1,428
Research and development expenses	(948)	-	-	(948)
Selling, general and administrative expenses	-	-	(2,321)	(2,321)
Acquired in-process research and development	-	(885)	-	(885)
Income (loss) from operations[2]	2,854	(885)	(2,321)	(352)
Other income	-	-	370	370
Total assets, net of depreciation and amortization:				
United States	2,661	-	4,662	7,323
Cardiosonix Ltd.	-	4,006	-	4,006
Capital expenditures	18	-	54	72

[1] All sales to EES are made in the United States. EES distributes the product globally through its international affiliates.

[2] Income (loss) from operations does not reflect the allocation of selling, general and administrative costs to the operating segments.

b. **Subsidiary:** On December 31, 2001, we acquired 100 percent of the outstanding common shares of Cardiosonix, an Israeli company, for $4.5 million. We accounted for the acquisition under SFAS No. 141, *Business Combinations*, and certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* The results of Cardiosonix' operations have been included in our consolidated results from the date of acquisition. Cardiosonix is involved in the development and commercialization of blood flow measurement technology. Cardiosonix currently has two products in the early stages of commercialization and another product in development.

The aggregate purchase price included common stock valued at $4,271,095; payment of vested options of Cardiosonix employees in the amount of $17,966; and acquisition costs of $167,348. The value of the 9,714,737 common shares issued on December 31, 2001 was determined based on the average market price of our common shares over the five-day period before and after the terms of the acquisition were agreed to and announced. A contingent payment of 2,085,826 common shares was also due upon the satisfaction of a certain developmental milestone event. In accordance with SFAS No. 141, we recorded the contingent liability as if it were a liability in the amount of $453,602 at the date of acquisition.

As a result of the decline in the trading price of our common stock during 2002, the contingent payment was re-valued at $288,053 upon satisfaction of the milestone event on December 30, 2002. The value of the contingent consideration was determined based on the market price of our common shares.

The re-valuation of the contingent shares and additional acquisition costs of $24,000 required us to adjust the final purchase price, resulting in the pro-rata adjustment of certain assets acquired in the acquisition as well as the charge recorded related to in-process research and development (IPR&D). As a result of the adjustment, the balances recorded at December 31, 2001 for patents and trademarks, non-compete agreements, acquired technology, IPR&D and property and equipment were decreased by $84,000, $19,000, $8,000, $28,000 and $2,000, respectively.

As a part of the acquisition, we entered into a royalty agreement with the three founders of Cardiosonix. Under the terms of the royalty agreement, which expires December 31, 2006, we are obligated to pay the founders an aggregate one percent royalty on the first $120 million in net revenue generated by the sale of Cardiosonix blood flow products.

11. Agreements:

a. **Supply Agreements:** In December 1997, we entered into an exclusive supply agreement with eV Products (eV), a division of II-VI Incorporated, for the supply of certain crystals and associated electronics to be used in the manufacture of our proprietary line of hand-held gamma detection instruments. The original term of the agreement expired on December 31, 2002 and was automatically extended during 2002 through December 31, 2005; however, the agreement is no longer exclusive for the final three years. During 2001, we built up our stock of crystal modules in order to take advantage of significant quantity price breaks. As a result, total purchases under the supply agreement were $82,000 and $1.3 million for the years ended December 31, 2002 and 2001, respectively.

In May 1999, we entered into a supply agreement with The MedTech Group, Inc. (MedTech) for the supply of BlueTip probes and related accessories. The original term of the agreement expires on December 31, 2003, but may be automatically extended for an additional three years. The agreement calls for us to deliver annual product forecasts to MedTech and for us to purchase at least 75% of forecasted product demand on a quarterly basis. Total purchases under the supply agreement were $2,000 and $412,000 for the years ended December 31, 2002 and 2001, respectively. The agreement may be terminated by us upon twelve months notice or in the event of failure to supply or by either party due to material breach or by insolvency of the other.

In October 2001, we entered into a manufacturing and supply agreement with UMM Electronics, Inc. (UMM), a Leach Technology Group company, for the exclusive manufacture of the neo2000® control unit and 14mm probe. The original term of the agreement expires in February 2005 but will be automatically extended for additional one-year periods unless either party provides written notice of non-renewal at least six months prior to the end of the then-current term. Either party has the right to terminate the agreement at any time on six months written notice, or may immediately terminate the agreement upon a breach by the other. UMM may also terminate the agreement if our orders for a given product fall below certain minimum quarterly amounts for two successive quarters. Total purchases under the manufacturing and supply agreement were $1.2 million for the year ended December 31, 2002. We made no purchases under this agreement in 2001. We have issued purchase orders for $743,000 of neo2000 control units, 14mm probes and laparoscopic probes for delivery of product through June 2003.

During 2001, we terminated our agreement with Plexus Corporation (Plexus) for the manufacture of the neo2000 control unit and 14mm probe. As a part of the termination, we were required to purchase $92,000 in residual materials that were not used by Plexus, a portion of which have been used in production at UMM. Total purchases under the agreement were $2.4 million for the year ended December 31, 2001.

b. **Marketing and Distribution Agreements:** During 1999, we entered into a distribution agreement with EES covering our gamma detection devices used in ILM. The initial five-year term expires September 20, 2004, with options to extend for two successive two-year terms. Under the agreement, we manufacture and sell our current line of ILM products exclusively to EES, who distributes the products globally. EES agreed to purchase minimum quantities of our products over the first three years of the term of the agreement and to reimburse us for certain research and development costs and a portion of our warranty costs. EES satisfied both its minimum purchase and reimbursement requirements during 2002. We are obligated to continue certain product maintenance activities and to provide ongoing regulatory support for the products.

   EES may terminate the agreement if we fail to supply products for specified periods, commit a material breach of the agreement, suffer a change of control to a competitor of EES, or become insolvent. If termination is due to failure to supply or a material breach by us, EES would have the right to use our intellectual property and regulatory information to manufacture and sell the products exclusively on a global basis for the remaining term of the agreement with no additional financial obligation to us. If termination is due to insolvency or a change of control that does not affect supply of the products, EES has the right to continue to sell the products on an exclusive global basis for a period of six months or require us to repurchase any unsold products in its inventory.

   Under the agreement, EES received a non-exclusive worldwide license to our ILM intellectual property to make and sell other products that may be developed using our ILM intellectual property. The term of the license is the same as that of the agreement. EES paid us a non-refundable license fee of $4 million. We are recognizing the license fee as revenue on a straight-line basis over the five-year initial term of the agreement. If we terminate the agreement as a result of a material breach by EES, EES would be required to pay us a royalty on all products developed and sold by EES using our ILM intellectual property. In addition, we are entitled to a royalty on any ILM product commercialized by EES that does not infringe any of our existing intellectual property.

   During 2002, we also entered into two distribution agreements for Cardiosonix' products covering three countries in Europe.

c. **Research and Development Agreements:** Cardiosonix' research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the OCS). In return for the OCS' participation, Cardiosonix is committed to pay royalties to the Israeli Government at a rate of 3% to 5% of the sales if its products, up to 100% of the amount of the grants received (for grants received under programs approved subsequent to January 1, 1999 – 100% plus interest at LIBOR). Cardiosonix is entitled to the grants only upon incurring research and development expenditures. Cardiosonix is not obligated to repay any amount received from the OCS if the research effort is unsuccessful or if no products are sold. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. Cardiosonix' total obligation for royalties, based on royalty-bearing government participation, totaled approximately $775,000 as of December 31, 2002.

   During January 2002, we completed a license agreement with the University of California, San Diego (UCSD) for a proprietary compound that we believe could be used as a lymph node locating agent in ILM procedures. The license agreement is effective until the later of the expiration date of the longest-lived underlying patent or January 30, 2023. Under the terms of the license agreement, UCSD has granted us the exclusive rights to make, use, sell, offer for sale and import licensed products as defined in the agreement and to practice the defined licensed methods during the term of the agreement. We may also sublicense the patent rights, subject to the approval of certain sublicense terms by UCSD. In consideration for the license rights, we agreed to pay UCSD a license issue fee of $25,000 and license maintenance fees of $25,000 per year. We also agreed to pay UCSD milestone payments related to successful regulatory clearance for marketing of the licensed products, a royalty on net sales of licensed products subject to a $25,000 minimum annual royalty, fifty percent of all sublicense fees and fifty percent of sublicense royalties. We also agreed to reimburse UCSD for all patent-related costs. Patent-related costs totaled $29,000 and $8,000 in 2002 and 2001, respectively, and were recorded in research and development expenses.

UCSD has the right to terminate the agreement or change the nature of the agreement to a non-exclusive agreement if it is determined that we have not been diligent in developing and commercializing the covered products, marketing the products within six months of receiving regulatory approval, reasonably filling market demand or obtaining all the necessary government approvals.

d. **Employment Agreements:** We maintain employment agreements with four of our officers. The employment agreements contain change in control provisions that would entitle each of the officers to two times their current annual salaries, vest outstanding restricted stock and options to purchase common stock, and continue certain benefits if there is a change in control of our company (as defined) and their employment terminates. Our maximum contingent liability under these agreements in such an event is approximately $1.5 million. The employment agreements also provide for severance, disability and death benefits (See Note 16.).

   Cardiosonix also maintains employment agreements with three key employees. The employment agreements contain provisions that would entitle the employees to the greater of one year's salary or the amount due under Israeli law if the employee is terminated without cause. The agreements also provide for royalty payments to the employees (See Note 10(b).). The maximum contingent liability under the agreements, excluding the potential royalty, is approximately $400,000.

12. Leases:

We lease certain office equipment under a capital lease which expires in 2004. In December 1996, we entered into an operating lease agreement for office space, expiring in August 2003. In April 2002, Cardiosonix entered into an operating sublease agreement for office and parking space, expiring in April 2004. In addition, Cardiosonix leases six automobiles under three-year operating leases.

The future minimum lease payments, net of sublease rentals, for the years ending December 31 are as follows:

	Capital Lease	Operating Leases
2003	$ 16,417	$ 205,954
2004	5,471	108,040
2005	-	83,049
	21,888	$ 397,043
Less amount representing interest	1,877	
Present value of net minimum lease payments	20,011	
Less current portion	14,683	
Capital lease obligations, excluding current portion	$ 5,328	

We expect rental income from subleases of $82,000 in 2003, based on three subleases executed in December 1998, February 1999, and April 2000. Total rental expense, net of sublease rental income, was $213,000 and $105,000 for the years ended December 31, 2002 and 2001, respectively.

13. Employee Benefit Plan:

We maintain an employee benefit plan under Section 401(k) of the Internal Revenue Code. The plan allows employees to make contributions and we may, but are not obligated to, match a portion of the employee's contribution with our common stock, up to a defined maximum. We accrued expenses of $26,000 and $25,000 during 2002 and 2001, respectively, related to common stock to be subsequently contributed to the plan.

14. Supplemental Disclosure for Statements of Cash Flows:

We paid interest aggregating $32,000 and $11,000 for the years ended December 31, 2002 and 2001, respectively. During 2002, we received a net refund of $700 related to overpayment of estimated 2001 income taxes.

During 2002 and 2001, we transferred $25,000 and $81,000, respectively, in inventory to fixed assets related to the creation of a pool of service loaner equipment. Also during 2002 and 2001, we prepaid $205,000 and $189,000, respectively, in insurance through the issuance of notes payable with weighted average interest rates of 6% and 5%, respectively. On December 31, 2001, we issued common stock to acquire the net assets of Cardiosonix (See Note 10(b).).

15. Contingencies:

During the third quarter of 2001, we received a general release from a bank in Israel that was a creditor of our previous Israeli subsidiary that is in liquidation and was deconsolidated as of December 31, 1999. As a part of the general release, the bank also refunded $238,000 as a partial return of a limited guarantee that we had previously written off as a part of deconsolidation. The cash refund was recognized in other income when it was received in the third quarter of 2001. Due to the receipt of the general release from the primary creditor and receiver of the subsidiary, we believe the possibility is remote that we will be liable for any further amounts related to the subsidiary.

We are also subject to legal proceedings and claims that arise in the ordinary course of business. In our opinion, the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position.

16. Liquidity:

As of December 31, 2002, our cash on-hand was $701,000. We believe our currently available financing will be adequate to sustain operations through the end of 2003. However, we must ultimately achieve profitability from our blood flow product line for our business model to succeed. In the absence of significant revenue, we believe that we will need to arrange financing of at least $1.5 million by the end of 2003 in order to sustain our operations through 2004. In the absence of such financing, we would likely have to make significant changes to our business plan during the third or fourth quarter of 2003. Such changes would likely delay the successful launch of our blood flow product line or force us to significantly curtail our blood flow operations thus jeopardizing our future.

We continue to assess our business plan and capital requirements. We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. We cannot assure you that additional capital will be available to us on acceptable terms, or at all. Although during March 2003 we entered into bridge financing loans for a total of $500,000 ($250,000 of which will be obtained from our President and CEO) (See Note 17(b).), we do not know if we will succeed in raising additional funds through further offerings of debt or equity. If additional financing is not available when required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, we will be in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all. We cannot assure you that subsequent additional capital infusions will be made available to us on a timely basis or that the additional capital that we require will be available on acceptable terms, if at all. The terms of a subsequent financing may involve a change of control and/or require stockholder approval.

The strengthening of our gamma business portfolio coupled with the introduction of the Cardiosonix blood flow products should position Neoprobe to achieve long-term profitable operating performance beginning in late 2003 or early 2004. However, as we have previously stated, we are in critical need of additional capital in order to give us greater assurance that we will be able fund the remaining research and market development activities associated with our blood flow line and to allow us to meet our business objectives in the timeframe we have set out in our business plan. Our future liquidity and capital requirements will depend on numerous factors, including stockholder approval of an increase in the number of authorized shares of our common stock, the ability to raise additional capital in a timely manner through additional investment, a potential merger, or similar transaction, as well as expanded market acceptance of our current products, improvements in the costs and efficiency of our manufacturing processes, our ability to develop and commercialize new products, regulatory actions by the U.S. FDA and other international regulatory bodies, and intellectual property protection.

17. Subsequent Events:

a. **Employment Agreements:** Effective February 1, 2003, we amended the employment agreement with our President and CEO and entered into new employment agreements with our three other officers. The amended agreement and the new agreements have substantially similar terms to the previous agreements, however the amendment and new agreements effectively decreased and/or deferred significant portions of the officers' salaries until such time as our financial condition has improved to certain agreed-upon levels. The maximum contingent liability under these agreements in the event of termination is $1.3 million.

b. **Bridge Financing:** During March 2003, we entered into a bridge loan agreement with our President and CEO, David Bupp. Under the terms of the agreement, Mr. Bupp will advance us $250,000. Interest will be payable on the note at 8.5%, payable monthly, and the note will be due on June 30, 2004. In consideration for the loan, we will issue Mr. Bupp 375,000 warrants to purchase our common stock at an exercise price of $0.13 per share. The fair value of the warrants will be recorded as a debt discount and amortized as interest expense over the life of the note.

During March 2003, we also entered into a bridge loan agreement with an outside investor for an additional $250,000. Under the terms of the agreement, interest will be payable at 9.5%, payable monthly, and the note will be due on June 30, 2004. In consideration for the loan, we will issue the investor 500,000 warrants to purchase our common stock at an exercise price of $0.13 per share. The notes will also be convertible into our common stock, beginning on July 1, 2003. Half of the principal will be convertible into common stock at a 15% discount to the 20-day average market price preceding the conversion, but in no case greater than a $0.20 ceiling conversion price or less than a $0.10 floor conversion price. The remaining half of the principal will be convertible at a 15% discount to a 20-day average market price preceding the conversion, subject only to the $0.10 floor conversion price. The fair value of the warrants and the beneficial conversion feature of the note will be recorded as a debt discount and amortized as interest expense over the life of the note.

18. Supplemental Information (Unaudited):

The following summary financial data are derived from our consolidated financial statements that have been audited by our independent public accountants. These data are qualified in their entirety by, and should be read in conjunction with, our Consolidated Financial Statements and Notes thereto included herein.

(Amounts in thousands, except per share data)	Years Ended December 31,				
	2002	2001	2000	1999	1998
Statement of Operations Data:					
Net sales	$ 3,383	$ 6,764	$ 8,835	$ 9,246	$ 5,833
License and other revenue	1,538	1,428	1,395	325	-
Gross profit	2,570	3,802	5,240	5,063	4,429
Research and development expenses	2,324	948	993	1,513	14,364
Selling, general and administrative expenses	3,267	2,321	2,911	8,131	11,357
Acquired in-process research and development	(28)	885	-	-	-
Losses related to subsidiaries in liquidation	-	-	-	475	7,176
(Loss) income from operations	(2,993)	(352)	1,336	(5,057)	(28,468)
Other income	28	370	504	883	436
Net income (loss)	$ (2,964)	$ 15	$ 1,840	$ (4,174)	$ (28,033)
Income (loss) attributable to common stockholders	$ (2,964)	$ 15	$ 1,075	$ (7,895)	$ (28,033)
Income (loss) per common share:					
Basic	$ (0.08)	$ 0.00	$ 0.04	$ (0.34)	$ (1.23)
Diluted	$ (0.08)	$ 0.00	$ 0.04	$ (0.34)	$ (1.23)
Shares used in computing income (loss) per common share: [1]					
Basic	36,045	25,899	25,710	23,003	22,842
Diluted	36,045	26,047	26,440	23,003	22,842

	As of December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Total assets	$ 7,080	$ 11,329	$ 7,573	$ 10,323	$ 11,994
Long-term obligations	1,169	1,981	2,233	4,314	156
Accumulated deficit	(120,678)	(117,714)	(117,729)	(119,569)	(115,395)

[1] Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the periods. Diluted earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the periods, adjusted for the effects of convertible securities, options and warrants, if dilutive.

Independent Auditors' Report

The Board of Directors and Stockholders
Neoprobe Corporation

We have audited the accompanying consolidated balance sheets of Neoprobe Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neoprobe Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the consolidated financial statements, the Company has suffered recurring losses from operations and needs to raise additional capital within the next 12 months. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 16. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Columbus, Ohio
February 7, 2003, except Notes 16 and 17
as to which the date is March 26, 2003

Stockholder & Investor Information

Market for Common Equity and Related Stockholder Matters (Unaudited)

Neoprobe's common stock trades on the OTC Bulletin Board under the trading symbol NEOP. The prices set forth below reflect the quarterly high, low and closing sales prices for shares of our common stock during the last two fiscal years as reported by Reuters Limited. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

	High	*Low*	*Close*
Fiscal Year 2002			
First Quarter	$ 0.55	$ 0.35	$ 0.38
Second Quarter	0.42	0.25	0.28
Third Quarter	0.30	0.08	0.12
Fourth Quarter	0.31	0.05	0.13
Fiscal Year 2001			
First Quarter	$ 0.69	$ 0.41	$ 0.48
Second Quarter	1.05	0.40	0.70
Third Quarter	0.77	0.35	0.37
Fourth Quarter	0.51	0.34	0.42

As of March 25, 2003, we had approximately 766 holders of common stock of record.

Dividend Policy

We have not paid any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of our business. We cannot assure you that we will ever pay cash dividends. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Corporate Headquarters

425 Metro Place North, Suite 300, Dublin, Ohio 43017

Investor Relations

Phone: 614-793-7500
Fax: 614-793-7520
E-Mail: info@neoprobe.com
Web Site: www.neoprobe.com

Stockholder Meeting

The annual meeting of stockholders will be held at the Embassy Suites Hotel, 5100 Upper Metro Place, Dublin, Ohio, 43017 (Phone: 614-790-9000) on June 12, 2003 at 9:00 a.m. EDT.

Registrar and Transfer Agent

The transfer agent is responsible for handling stockholder questions regarding lost stock certificates, address changes including duplicate mailings, and changes in ownership or name in which shares are held. These requests should be directed to the transfer agent at the following address:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004-1123
Phone: 212-509-4000

Form 10-KSB

A copy of our Annual Report on Form 10-KSB as filed with the U.S. Securities and Exchange Commission (SEC) will be sent, without charge, to any stockholder upon written request to Investor Relations at Neoprobe Corporation's corporate headquarters. This Annual Report is also available to investors by searching for company filings on the SEC's EDGAR database available on the internet at www.sec.gov.

Corporate Directory

Board of Directors	**Reuven Avital**(2)	Partner and General Manager, Ma'Aragim Enterprises Ltd.
	David C. Bupp	President and Chief Executive Officer, Neoprobe Corporation
	John S. Christie(2)	President and Chief Operating Officer, Worthington Industries, Inc.
	Nancy E. Katz(1)	President and Chief Executive Officer, Calypte Biomedical Corporation
	Julius R. Krevans, M.D.(1)	Chairman of the Board, Neoprobe Corporation; Chancellor – Emeritus, University of California, San Francisco
	Dan Manor, Ph.D.	President and Chief Executive Officer, Cardiosonix Ltd.
	Fred B. Miller(2)	President and Chief Operating Officer, Seicon, Ltd.; Retired Partner, Price Waterhouse LLP
	J. Frank Whitley, Jr.(2)	Retired Director of Mergers and Acquisitions, The Dow Chemical Company

(1) Compensation Committee
(2) Audit Committee

Corporate Officers	**David C. Bupp**	President and Chief Executive Officer
	Carl M. Bosch	Vice President, Instrument Development
	Rodger A. Brown	Vice President, Regulatory Affairs and Quality Assurance
	John S. Christie	Secretary
	Brent L. Larson	Vice President, Finance and Chief Financial Officer, Treasurer and Assistant Secretary

Neoprobe Corporation
425 Metro Place North
Suite 300
Dublin, Ohio 43017-1367

Vox 614.793.7500
Fax 614.793.7520

www.neoprobe.com